Exhibit 99.1

February 22, 2021

GOLD STANDARD VENTURES ANNOUNCES DIRECTOR RESIGNATION

VANCOUVER, B.C. - Gold Standard Ventures Corp. (NYSE AMERICAN: GSV) (TSX: GSV) (“Gold Standard” or the “Company”) announces the resignation of Jonathan Awde from the Board of Directors of the Company. The Company wishes to sincerely thank Mr. Awde for his tremendous contribution and services as the Co-Founder, former President and CEO, and Director, and wishes him all the best in his future.

“Jonathan was instrumental in the creation and success of Gold Standard Ventures over the past decade,” said Jason Attew, President and CEO. “We wish him all the best in his future endeavors.”

About Gold Standard

Gold Standard is developing the South Railroad Project, an open pit, heap leach gold project located in Elko County, Nevada. The project is part of a +21,000 hectare land package on the Carlin Trend, and is 100% owned or controlled by Gold Standard. The goal of the Company is to become the low-cost junior producer of choice in Nevada, one of the premier mining jurisdictions in the world.

For further information contact:
Michael McDonald
Vice President, Corporate Development & Investor Relations
Phone: 1-604-687-2766
E-Mail: info@goldstandardv.com

Gold Standard Ventures Corp.	PHONE +1 604.687.2766	Suite 610 - 815 West Hastings Street
www.goldstandardv.com		Vancouver, BC, Canada V6C 1B4